EXHIBIT 99.1

Colliers Reports Third Quarter Results

Solid growth in high-value recurring services

Market conditions continue to impact transactions

Third quarter and year to date operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2023	2022	2023	2022

Revenues	$1,056.0	$1,108.3	$3,100.0	$3,237.1
Adjusted EBITDA (note 1)	144.9	145.1	396.6	427.8
Adjusted EPS (note 2)	1.19	1.41	3.36	4.69

GAAP operating earnings	70.9	84.0	168.3	228.7
GAAP diluted net earnings (loss) per share	0.53	0.27	(0.04)	0.54

TORONTO, Nov. 02, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the third quarter ended September 30, 2023. All amounts are in US dollars.

For the quarter ended September 30, 2023, revenues were $1.06 billion, down 5% (6% in local currency) and adjusted EBITDA (note 1) was $144.9 million, flat (down 1% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $1.19, relative to $1.41 in the prior year quarter, impacted by higher interest expense. Third quarter adjusted EPS would have been approximately $0.02 lower excluding foreign exchange impacts. The GAAP operating earnings were $70.9 million as compared to $84.0 million in the prior year quarter. The GAAP diluted net earnings per share were $0.53 versus $0.27 in the prior year. The third quarter GAAP diluted net earnings per share would have been approximately $0.02 lower excluding changes in foreign exchange rates.

For the nine months ended September 30, 2023, revenues were $3.10 billion, down 4% (4% in local currency), adjusted EBITDA (note 1) was $396.6 million, down 7% (7% in local currency) and adjusted EPS (note 2) was $3.36, relative to $4.69 in the prior year period. Changes in foreign exchange rates did not impact adjusted EPS for the nine months ended September 30, 2023. The GAAP operating earnings were $168.3 million as compared to $228.7 million in the prior year period. The GAAP diluted net loss per share was $0.04 as compared to earnings per share of $0.54 in the prior year period. The nine months ended September 30, 2023 GAAP diluted net loss per share would have been approximately $0.01 lower excluding changes in foreign exchange rates.

“During the third quarter, Colliers delivered significant growth in our high-value recurring service lines, with a 12% increase in Outsourcing & Advisory and a robust 23% increase in Investment Management. Our proven business model, with a diverse array of high-value recurring revenues, has demonstrated its resilience. Approximately 70% of our earnings now come from recurring services, which bolsters our ability to navigate through market fluctuations, including the current disruptions affecting our transactional business,” said Jay S. Hennick, Chairman & CEO of Colliers.

"Since the release of our second quarter report on August 2, 2023, we've seen further declines in transaction velocity due to market-driven factors such as rising interest rates, stricter credit conditions, and continued uncertainty regarding tenants' plans for return-to-office. As a result, we’ve revised our outlook for the seasonally strongest fourth quarter to take a more conservative stance. Capital Markets and Leasing are truly essential services for investors, owners, and occupiers of real estate assets. They may be temporarily impacted right now but they will rebound once the market stabilizes, potentially as early as the second half of 2024.”

“Our nearly 30-year track record of performance demonstrates our success and dedication to delivering shareholder value. We remain committed to creating meaningful value for our shareholders by continuing to grow our core business, expanding into new high-value recurring services, and seeking out strategic opportunities, especially during times like these,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

(in thousands of US$)	Three months ended September 30		Change in US$ %	Change in LC %	Nine months ended September 30		Change in US$ %	Change in LC %
(LC = local currency)	2023	2022			2023	2022

Outsourcing & Advisory	$527,241	$462,834	14%	12%	$1,501,749	$1,353,244	11%	12%
Investment Management (1)	118,717	96,070	24%	23%	358,323	257,574	39%	39%
Leasing	249,781	273,714	-9%	-9%	744,852	788,382	-6%	-5%
Capital Markets	160,293	275,706	-42%	-42%	495,049	837,882	-41%	-40%
Total revenues	$1,056,032	$1,108,324	-5%	-6%	$3,099,973	$3,237,082	-4%	-4%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 22% and 55% for the three and nine months ended September 30, 2023, respectively.

For the third quarter, consolidated revenues decreased 6% on a local currency basis on a market-driven transaction slowdown in Capital Markets and, to a lesser extent, Leasing partly offset by solid growth in Investment Management and Outsourcing & Advisory. Consolidated internal revenues measured in local currencies declined 10% (note 3) versus the prior year quarter.

For the nine months ended September 30, 2023, consolidated revenues decreased 4% on a local currency basis. Capital Markets and, to a lesser extent, Leasing declined in line with macroeconomic conditions while Investment Management and Outsourcing & Advisory were up strongly. Consolidated internal revenues measured in local currencies were down 10% (note 3).

Segmented Third Quarter Results
Revenues in the Americas region totalled $619.3 million down 11% (11% in local currency) versus $695.1 million in the comparative prior year quarter. The decline was attributable to lower market driven transaction activity, primarily in Capital Markets and, to a lesser extent, Leasing. Outsourcing & Advisory revenues were up, driven by internal growth in Engineering & Design, Project Management and Property Management as well as the favourable impact of recent acquisitions. Adjusted EBITDA was $68.6 million, up 3% (2% in local currency) relative to the prior year quarter based upon service mix, cost controls and the favourable impact from recent acquisitions. GAAP operating earnings were $42.0 million, relative to $59.9 million in the prior year quarter and were primarily impacted by changes in non-cash gains attributable to mortgage servicing rights.

Revenues in the EMEA region totalled $174.0 million, up 6% (down 2% in local currency) compared to $164.2 million in the prior year quarter. The local currency decline was primarily attributable to significantly lower Capital Markets activity, particularly in Germany and the Nordics, mostly offset by higher Outsourcing & Advisory revenues (including recent acquisitions). Adjusted EBITDA was $7.6 million, down 43% (51% in local currency) compared to $13.3 million in the prior year quarter, attributable to the reduction in higher-margin Capital Markets revenues across the region. The GAAP operating earnings were $6.7 million compared to $6.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $143.9 million compared to $152.8 million in the prior year quarter, down 6% (3% in local currency), driven by lower Capital Markets activity, partly offset by recent acquisitions. Adjusted EBITDA was $15.8 million, down 25% (22% in local currency) primarily on changes in service mix. GAAP operating earnings were $12.1 million, versus $17.5 million in the prior year quarter.

Investment Management revenues were $118.7 million compared to $96.1 million in the prior year quarter, up 24% (23% in local currency). Passthrough revenues (from historical carried interest) were $0.6 million versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 23% (22% in local currency) driven by both acquisitions and management fee growth from increased assets under management (“AUM”). Adjusted EBITDA was $55.2 million, up 50% (49% in local currency) compared to the prior year quarter. GAAP operating earnings were $20.4 million in the quarter, versus $19.5 million in the prior year quarter. AUM were $98.5 billion as of September 30, 2023 compared to $97.7 billion as of December 31, 2022.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.3 million in the third quarter, relative to earnings of $7.0 million in the prior year quarter, primarily attributable to foreign exchange gains in the prior year period. The corporate GAAP operating loss for the quarter was $10.3 million relative to $19.0 million in the third quarter of 2022.

Outlook for 2023
Since the Company’s previous report, further declines in transaction velocity have occurred and accordingly the outlook has been revised to adapt to this more challenging environment. For the seasonally strongest fourth quarter, the Company now expects Capital Markets and Leasing revenues to be down relative to the prior year quarter. The Company continues to expect robust growth (including the impact of recent acquisitions) in its high value recurring service lines, Investment Management and Outsourcing & Advisory. The Investment Management fundraising environment is also expected to remain challenging through the remainder of the year but should improve in 2024.

The favourable impact of cost control measures across the Company is expected to continue, mitigating lower transaction activity. Adjusted EPS is expected to be impacted by increased interest expense as well as a larger proportion of earnings generated from non-wholly owned operations.

The outlook for 2023, including the impact of acquisitions completed to date, is as follows:

		Outlook for 2023
Measure	2022	Revised	Prior
Revenue	$4.5 billion	$4.3 billion - $4.4 billion	$4.4 billion - $4.6 billion
AEBITDA	$630.5 million	$580 million - $610 million	$670 million - $720 million
AEPS	$6.99	$5.10 - $5.50	$6.70 - $7.50

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, health, social, geopolitical and related factors.

Conference Call
Colliers will be holding a conference call on Thursday, November 2, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$29,376	$44,524	$63,470	$132,572
Income tax	18,096	25,097	38,112	70,034
Other income, including equity earnings from non-consolidated investments	(801)	874	(5,007)	(3,316)
Interest expense, net	24,228	13,535	71,730	29,424
Operating earnings	70,899	84,030	168,305	228,714
Loss on disposal of operations	-	318	2,282	27,358
Depreciation and amortization	51,163	45,142	151,449	125,879
Gains attributable to MSRs	(3,199)	(16,391)	(12,286)	(24,214)
Equity earnings from non-consolidated investments	685	755	4,371	4,821
Acquisition-related items	15,366	26,290	53,502	50,738
Restructuring costs	4,485	191	12,266	462
Stock-based compensation expense	5,513	4,730	16,726	14,081
Adjusted EBITDA	$144,912	$145,065	$396,615	$427,839

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$29,376	$44,524	$63,470	$132,572
Non-controlling interest share of earnings	(14,210)	(17,375)	(38,967)	(37,697)
Interest on Convertible Notes	-	2,300	2,861	6,900
Loss on disposal of operations	-	318	2,282	27,358
Amortization of intangible assets	37,486	32,760	111,659	89,630
Gains attributable to MSRs	(3,199)	(16,391)	(12,286)	(24,214)
Acquisition-related items	15,366	26,290	53,502	50,738
Restructuring costs	4,485	191	12,266	462
Stock-based compensation expense	5,513	4,730	16,726	14,081
Income tax on adjustments	(11,853)	(6,341)	(35,046)	(22,651)
Non-controlling interest on adjustments	(6,207)	(3,519)	(17,133)	(11,458)
Adjusted net earnings	$56,757	$67,487	$159,334	$225,721

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2023	2022	2023	2022

Diluted net earnings (loss) per common share(1)	$0.53	$0.25	$(0.04)	$0.49
Interest on Convertible Notes, net of tax	-	0.04	0.04	0.11
Non-controlling interest redemption increment	(0.21)	0.32	0.56	1.48
Loss on disposal of operations	-	-	0.05	0.56
Amortization expense, net of tax	0.49	0.42	1.45	1.13
Gains attributable to MSRs, net of tax	(0.04)	(0.19)	(0.15)	(0.28)
Acquisition-related items	0.26	0.49	0.97	0.94
Restructuring costs, net of tax	0.07	-	0.19	-
Stock-based compensation expense, net of tax	0.09	0.08	0.29	0.26
Adjusted EPS	$1.19	$1.41	$3.36	$4.69

Diluted weighted average shares for Adjusted EPS (thousands)	47,549	47,743	47,480	48,121
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net cash provided by (used in) operating activities	$42,153	$76,840	$8,558	$(171,470)
Contingent acquisition consideration paid	35,655	8,129	38,646	68,939
Purchase of fixed assets	(19,349)	(18,391)	(60,411)	(41,807)
Cash collections on AR Facility deferred purchase price	31,896	88,627	91,207	345,056
Distributions paid to non-controlling interests	(16,702)	(13,179)	(67,822)	(54,733)
Free cash flow	$73,653	$142,026	$10,178	$145,985

4. Local currency revenue and AEBITDA growth rate and internal revenue growth rate measures

Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2023	2022	2023	2022
Revenues	$1,056,032	$1,108,324	$3,099,973	$3,237,082
Cost of revenues	638,659	682,585	1,865,569	2,017,440
Selling, general and administrative expenses	279,945	269,959	858,866	786,953
Depreciation	13,677	12,382	39,790	36,249
Amortization of intangible assets	37,486	32,760	111,659	89,630
Acquisition-related items (1)	15,366	26,290	53,502	50,738
Loss on disposal of operations	-	318	2,282	27,358
Operating earnings	70,899	84,030	168,305	228,714
Interest expense, net	24,228	13,535	71,730	29,424
Equity earnings from unconsolidated investments	(685)	(755)	(4,371)	(4,821)
Other income	(116)	1,629	(636)	1,505
Earnings before income tax	47,472	69,621	101,582	202,606
Income tax	18,096	25,097	38,112	70,034
Net earnings	29,376	44,524	63,470	132,572
Non-controlling interest share of earnings	14,210	17,375	38,967	37,697
Non-controlling interest redemption increment	(9,947)	15,121	26,393	71,126
Net earnings (loss) attributable to Company	$25,113	$12,028	$(1,890)	$23,749

Net earnings (loss) per common share

Basic	$0.53	$0.28	$(0.04)	$0.55

Diluted (2)	$0.53	$0.27	$(0.04)	$0.54

Adjusted EPS (3)	$1.19	$1.41	$3.36	$4.69

Weighted average common shares (thousands)
Basic	47,206	43,283	45,122	43,558
Diluted	47,549	43,770	45,504	44,147

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2) Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method was anti-dilutive for the three-month and nine-month periods ended September 30, 2022.
(3) See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2023	2022	2022

Assets
Cash and cash equivalents	$168,600	$173,661	$190,520
Restricted cash (1)	69,991	25,381	24,920
Accounts receivable and contract assets	688,306	669,803	557,254
Warehouse receivables (2)	54,957	29,623	103,855
Prepaids and other assets	294,631	269,605	281,763
Real estate assets held for sale	42,081	45,353	209,906
Current assets	1,318,566	1,213,426	1,368,218
Other non-current assets	196,669	166,726	150,619
Fixed assets	186,346	164,493	147,817
Operating lease right-of-use assets	361,408	341,623	335,072
Deferred tax assets, net	62,781	63,460	67,735
Goodwill and intangible assets	3,114,120	3,148,449	2,492,188
Total assets	$5,239,890	$5,098,177	$4,561,649

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,009,426	$1,128,754	$939,075
Other current liabilities	88,221	100,840	87,176
Long-term debt - current	3,976	1,360	2,782
Warehouse credit facilities (2)	48,309	24,286	96,420
Operating lease liabilities - current	88,568	84,989	79,530
Liabilities related to real estate assets held for sale	-	1,353	120,834
Current liabilities	1,238,500	1,341,582	1,325,817
Long-term debt - non-current	1,638,650	1,437,739	1,149,483
Operating lease liabilities - non-current	343,790	322,496	318,563
Other liabilities	151,650	139,392	133,774
Deferred tax liabilities, net	40,334	57,754	57,107
Convertible notes	-	226,534	226,199
Redeemable non-controlling interests	1,073,379	1,079,306	869,408
Shareholders' equity	753,587	493,374	481,298
Total liabilities and equity	$5,239,890	$5,098,177	$4,561,649

Supplemental balance sheet information
Total debt (3)	$1,642,626	$1,439,099	$1,152,265
Total debt, net of cash and cash equivalents (3)	1,474,026	1,265,438	961,745
Net debt / pro forma adjusted EBITDA ratio (4)	2.4	1.8	1.5

Notes to Condensed Consolidated Balance Sheets

(1) Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2) Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3) Excluding warehouse credit facilities and convertible notes.
(4) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$29,376	$44,524	$63,470	$132,572
Items not affecting cash:
Depreciation and amortization	51,163	45,142	151,449	125,879
Loss on disposal of operations	-	318	2,282	27,358
Gains attributable to mortgage servicing rights	(3,199)	(16,391)	(12,286)	(24,214)
Gains attributable to the fair value of loan
premiums and origination fees	(2,887)	(3,264)	(10,913)	(14,818)
Deferred income tax	1,458	(5,005)	(20,446)	(16,198)
Other	28,555	42,413	95,076	83,042
	104,466	107,737	268,632	313,621

Increase in accounts receivable, prepaid
expenses and other assets	(76,551)	(78,228)	(133,276)	(416,155)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(6,539)	857	(6,082)	(8,489)
Increase (decrease) in accrued compensation	28,442	44,593	(125,188)	(163,642)
Contingent acquisition consideration paid	(35,655)	(8,129)	(38,646)	(68,939)
Mortgage origination activities, net	4,964	4,646	14,034	20,917
Sales to AR Facility, net	23,026	5,364	29,084	151,217
Net cash provided by (used in) operating activities	42,153	76,840	8,558	(171,470)

Investing activities
Acquisition of businesses, net of cash acquired	(1,597)	(213,491)	(61,295)	(594,089)
Purchases of fixed assets	(19,349)	(18,391)	(60,411)	(41,807)
Purchase of held for sale real estate assets	(8,989)	-	(49,565)	(117,042)
Proceeds from sale of held for sale real estate assets	6,369	-	50,369	48,505
Cash collections on AR Facility deferred purchase price	31,896	88,627	91,207	345,056
Other investing activities	(18,253)	(12,422)	(47,796)	(44,069)
Net cash used in investing activities	(9,923)	(155,677)	(77,491)	(403,446)

Financing activities
Increase (decrease) in long-term debt, net	(9,843)	137,635	209,825	675,041
Purchases of non-controlling interests, net	(8,256)	2,124	(24,589)	(31,433)
Dividends paid to common shareholders	(7,077)	(6,492)	(13,517)	(13,100)
Distributions paid to non-controlling interests	(16,702)	(13,179)	(67,822)	(54,733)
Repurchases of Subordinate Voting Shares	-	-	-	(126,366)
Other financing activities	(5,892)	(12,312)	7,745	(46,365)
Net cash provided by (used in) financing activities	(47,770)	107,776	111,642	403,044

Effect of exchange rate changes on cash	(3,447)	(19,953)	(3,160)	(37,959)

Net change in cash and cash
equivalents and restricted cash	(18,987)	8,986	39,549	(209,831)
Cash and cash equivalents and
restricted cash, beginning of period	257,578	206,454	199,042	425,271
Cash and cash equivalents and
restricted cash, end of period	$238,591	$215,440	$238,591	$215,440

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2023
Revenues	$619,265	$174,012	$143,926	$118,717	$112	$1,056,032
Adjusted EBITDA	68,610	7,572	15,816	55,164	(2,250)	144,912
Operating earnings (loss)	42,021	6,676	12,134	20,388	(10,320)	70,899

2022
Revenues	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324
Adjusted EBITDA	66,775	13,295	21,077	36,885	7,033	145,065
Operating earnings (loss)	59,945	6,098	17,451	19,515	(18,979)	84,030

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2023
Revenues	$1,832,148	$491,201	$417,934	$358,323	$367	$3,099,973
Adjusted EBITDA	192,061	2,626	46,897	160,100	(5,069)	396,615
Operating earnings (loss)	121,342	(23,411)	36,727	61,599	(27,952)	168,305

2022
Revenues	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082
Adjusted EBITDA	249,414	32,581	50,839	92,885	2,120	427,839
Operating earnings (loss) (1)	202,360	(20,473)	43,234	55,886	(52,293)	228,714

Notes to Segmented Results

(1)  Operating earnings (loss) include loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Chris McLernon
Chief Executive Officer, Real Estate Services

Christian Mayer
Chief Financial Officer
(416) 960-9500